UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC FILE NUMBER 001-35176
CUSIP NUMBER 37951D 300
NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________
PART I — REGISTRANT INFORMATION

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
Global Eagle Entertainment Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
6080 Center Drive, Suite 1200
Address of Principal Executive Office (Street and Number)
Los Angeles, California 90045
City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Global Eagle Entertainment Inc. (the “Company”) was unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Annual Report”) within the prescribed time period. Additional time was needed for the Company to complete its Annual Report due to circumstances relating to the novel coronavirus (or COVID-19) pandemic. The Company anticipates that it will file its Annual Report on or before May 29, 2020, which is within the “Rule 12b-25 extension period” permitted by the SEC.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Christian Mezger	(310)	437-6000
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For information on the anticipated change, see our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2020.

Global Eagle Entertainment Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2020	By:	/s/ Christian Mezger
Christian Mezger
Chief Financial Officer (Principal Financial Officer)